EXHIBIT 99.1

Play LA Inc. Reaches Settlement with NFC Data Inc. on Monies Owed Claims

TORTOLA, British Virgin Islands – May 7th, 2014 – (MarketWire) Play LA Inc. (OTCBB: PLLAF) ("the Company"), announces that it has reached a settlement with NFC Data Inc. on the three claims the company filed against NFC Data in The Eastern Caribbean Supreme Court in The High Court of Justice Virgin Islands. NFC Data Inc. was in default on loans owed to the Company and other lenders. The loans were related to the Share Purchase Agreement that NFC Data Inc. signed with Play LA Inc. on December 12th, 2012, and subsequently withdrew from. The settlement includes monies owed for loans, accrued interest and legal costs.

About Play LA Inc. ( www.playlainc.com )

Play LA Inc. is an international online publishing company that owns and operates a global network of multi-language websites. The Company currently owns and operates 14 websites that reach hundreds of thousands of people across the UK and Europe each month, who are specifically looking for the unique sports news, advice and tournament information published throughout Play LA’s websites for the Sports, Casino Games and the Poker industry.

Forward-Looking Statements:

This press release includes forward-looking statements as determined by the U.S. Securities and Exchange Commission (the "SEC"). All statements, other than statements of historical facts, included in this press release that address activities, events, or developments that the Company believes or anticipates will or may occur in the future are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. The Company does not intend (and is not obligated) to update publicly any forward-looking statements. The contents of this press release should be considered in conjunction with the warnings and cautionary statements contained in the Company's recent filings with the SEC.

Company Contact:

Play LA Inc.
David Hallonquist
www.playlainc.com
246-431-0493